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Craft BeerCoffee
WeHa Brewing & Roasting Company

Brewery, Coffee Roasting, Cafe

41 Shield Street
West Hartford, CT 06110
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WeHa Brewing & Roasting Company previously received $88,100 of investment through Mainvest.
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This is a preview. It will become public when you start accepting investment.
THE PITCH
WeHa Brewing & Roasting Company is seeking investment to put the finishing touches on their brewery
First LocationLease SecuredRenovating LocationGenerating RevenueOperating Pop-ups
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $5,000 invested.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

WeHa Brewing & Roasting Company is offering perks to investors. You earn the most valuable perk ava
investment amount in this business. You will not also receive the perks of lesser value, unless specified

WeHa Swag Pack Invest $200 or more to qualify. 100 of 100 remaining

Choice of WeHa branded beer glass or coffee mug

event space. WeHa will also offer a rotating menu of small bites and wood fired pizza that will be ma

We push the boundaries of traditional brewing, infusing coffee into our beer recipes in unique and di coffee and beer. Our cafe and taproom is a comfortable, inclusive space for people to gather any tim present and positive influence within our community.

Our Mission

To be a force for good, providing an inclusive, communal gathering place for the people of Connecti

Who are we?

Co-owners Cody and Will have extensive experience in the coffee and brewing industries as well as is a success.

Cody, co-owner and head roaster, has over eight years experience as a Certified Public Accountant in accounting/finance and business management. Cody has a strong passion for coffee and has bee and café management. Cody also successfully launched and is currently operating WeHa Roasting C January of this year.

Will has over ten years experience in commercial brewing. He has worked at a number of breweries a recently as a Head Brewer at a brewery in Connecticut. He has the experience and knowledge to cre industry experience to make WeHa a success.

Q&A with Co-Founder Cody McCormack

What will the funds be used for?

The funds raised will take our taproom and cafe to another level. Funds will be used to purchase TV' audio/visual for our private event space, speaker systems and more.

What breweries inspired you?

I would say Trillium is the one brewery that got me into craft beer and drew inspiration from. I mean feet bar area, no real taproom that people would pick up growlers at and take home with them. They locations in the Boston area. Also, Lamplighter in Cambridge, MA. This is really where the idea sprun and beer play so well together. A café inside of a brewery taproom where people where hanging out while people were also drinking beer in the same shared space. It played really well together and I w first time.

What differentiates you from the competition?

Cody W McCormack
Co-Founder and Head Roaster

Cody brings his years of experience as a Certified Public Accountant ("CPA") to WeHa Brewing & Roa
financials of the business and overall operations of the business. In addition to his industry experien
coursework in business management while completing his undergraduate and graduate degrees at c
country. Cody's accounting and business management experience will ensure WeHa has appropriate
accurate and complete financial reports.

Cody also brings his passion for coffee and experience as a coffee roaster to WeHa. He has been fo
café management with multiple in-person and online classes under his belt. Cody has also been ope
Roasting since its launch in January 2020.

Will Gorry
Co-Founder and Head Brewer

William Gorry, Born and raised in CT, started out like many. With a passion for brewing... and that wa
seeking information and furthering his education in any way possible, books, the internet, podcasts,
everything in-between. After taking a step back from a career driven job, Will began working at the k
boy at one of the premier Craft Beer stores in the greater New England area. Over the years, working
Bar Management, Cellarman (lets be real...he washed a lot of kegs) until most recently Head Brewer
CT. Knowing he wanted to pursue his own goals of opening his own space, Will took a step back in N
Creek to further his education and formulate the next steps to opening a brewery here in CT. Fast fc
he and Cody are working tirelessly to bring you some of the highest quality products the Connecticu

With his 10+ years of brewing experience, William will be confidentially overseeing all brewing opera
and Roasting.

Will specializes in:

New England style IPAs and Pale Ales

Traditional German Styles

Old World Belgian Beers

You can often find Will hiking with his two dogs Mo(saic) and Lily, or banging out a song or two on th
perhaps cracking his favorite beers on the patio.

Play
00:00
-04:14

I wanted to give you all a quick update on our location and anticipated opening date. If you haven't a
have a lease for a building on Shield Street in the Elmwood neighborhood of West Hartford. You can
business buzz on we-ha.com or the blog on our website. We're shooting for an late June/early July c
demo and building permitting.

We will be releasing our first commercially brewed beer early next month at Skyline Beer Company. \
release on our social media pages (@wehabrewingco and @weharoastingco).

Lastly, we are going to be having a second rewards based crowdfund that will launch in April. Everyt
mug club memberships to naming a beer. Be on the lookout for that next month.

Thank you all for your continued support. Can't wait to have you all in for a beer and coffee.

Cheers!

Cody

Investor Exclusive
JANUARY 10TH, 2021
Q4 2020 Update

Thank you to all of you who supported us throughout this holiday season by purchasing our coffee. I
sold ~4x what we normally do a month. It was our first holiday season so we had no idea of what to
volume of orders but we made it through. It was definitely a good problem to have.

This is long overdue but wanted to give you an update on our timeline for the brewery and taproom/
expect to sign it within the next week or two. Once that is signed, it will be full steam ahead and we
the brewing and taproom spaces shortly thereafter. We're expecting to open our doors in late Spring
because we're expecting a longer than normal wait for permitting based on what we're hearing. I will
develop and we get closer to opening.

We do have two collaborations scheduled for later this month with a brewery in Massachusetts. We
for you all so be on the lookout for an email from me when its ready and anyone who wants to can co

Hope everyone is staying safe and healthy.

Cheers!

Cody

Investor Exclusive
OCTOBER 30TH, 2020

OCTOBER 7TH, 2020
FINAL DAY

With less than 12 hours left in our Mainvest campaign, I'm looking back at all the reasons for why you
gratitude and beyond appreciative for your support. You have all helped us to take one more step (or
dream into a reality.

If you would still like to invest, the campaign will be be open until midnight. Thank you all again and v
of the updates related to construction, opening date, and more!

Cheers!

- Cody

OCTOBER 5TH, 2020
48 HOURS

Only 48 hours left until the end of our investment campaign. If you haven't invested yet or would like
chance before the campaign ends Wednesday night.

We can't begin to thank the almost 100 investors enough, who have helped us raise over $81,000! W
we can't wait to have you all in for a coffee and beer.

Cheers!

- Cody

OCTOBER 1ST, 2020
Minimum Target Met!

We did it!!

We hit our minimum target of $75,000 yesterday and we are hoping to make it closer to our max targ
cushion will help us in acquiring additional equipment (e.g., canning line, keg washer) and expedite c

So to our 91 investors that have helped us to raise $78, 100 so far, thank you so much! None of this v
support.

Cheers!

- Cody

https://www.hartfordbusiness.com/article/proposed-west-hartford-brewery-cafe-on-crowdfunding-

We will have some exciting news to share on our location(s) next week. We wanted to finalize everyt
can't wait to share our vision for WeHa with all of you!

We are so grateful for our 79 investors that have helped us raise $56,400! We are itching closer to o
you to everyone who has contributed thus far! As we make the final push to hit our goal, please cons
with friends, family, or on your social media pages.

Cheers!

-Cody McCormack

SEPTEMBER 7TH, 2020
Grateful

As I sit here and read through all the reasons for why everyone has invested, I'm simply overwhelme
so inspiring to see and we are so grateful that you have invested in us and in the West Hartford com
this. To bring people together in a welcoming environment and spark conversation and connection o

We can't begin to thank you enough for your support. Let's reach our goal together!

- Cody McCormack

AUGUST 28TH, 2020
Project Cost

Happy Friday! Thank you to everyone who has contributed thus far!

I wanted to take a second to more clearly explain the full scope of this project, since I've gotten a fe
Our MainVest raise, which has a target of $75,000, is just one aspect of our capital strategy. We have
sources, which includes my partner and I's capital contribution of $100,000, other investors, and equ
total opening costs to be $350,000. As you can see in the Data section, our MainVest funds will spec
buildout of our taproom/café, and the last of the brewing and café equipment needed.

I hope this helps clear up any hesitation around our strategy. Happy to answer any additional questi
over the past few days, so please continue to spread the word as we work towards our next mileston

Cheers,

Cody

continuing to spread the word, spread the love, and share the story of WeHa.

And we will do our part to provide the best coffee and beer to you all and provide a space for us all t

Cheers!

- Cody McCormack

JULY 24TH, 2020
THANK YOU

Wow, thank you everyone for a great first week! Over 10% of the way to our goal. We are so grateful
thus far, your support means the world to us. We ask that you continue to share the investment oppo
your social media. Sharing is the next best thing if you aren't able to invest at this time.

We chose MainVest because we are community first here at WeHa and this is a way for us to say tha
success of the company! Thank you again for all your support and don't forget to share share share.

Cheers!

- Cody McCormack

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Taproom/Cafe Extras (e.g., speaker system, flat screen TV's, projector, additional draft lines) $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,607,000 $1,928,400 $2,275,512 $2,503,063 $2,753,369
Cost of Goods Sold $408,000 $489,600 $577,728 $635,500 $699,049
Gross Profit $1,199,000 $1,438,800 $1,697,784 $1,867,563 $2,054,320

EXPENSES

Rent $60,000 $61,500 $63,038 $64,613 $66,229
Equipment Lease $8,600 $8,600 $8,600 $8,600 $8,600
Utilities $33,600 $40,320 $47,577 $52,334 $57,567
Insurance $30,000 $30,750 $31,518 $32,305 $33,112

Legal Business Name WeHa Brewing Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.6×

Investment Multiple 1.3×

Business's Revenue Share 0.2%-1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2027

Financial Condition

Forecasted milestones

WeHa Brewing & Roasting Company forecasts the following milestones:

Achieve $1,500,000 in revenue in first year of operations

Achieve $2,000,000 in revenue in second year of operations

Achieve $300,000 profit in third year of operations

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the WeHa Brewing & Roasting Comp
Brewing & Roasting Company may require additional funds from alternate sources at a later date.

Financial liquidity

WeHa Brewing & Roasting Company has a moderate liquidity position due to its medium cash reserv
liabilities. WeHa Brewing & Roasting Company expects its liquidity position to decline upon raising ca
capital to grow the business.

No operating history

WeHa Brewing & Roasting Company was established in May 2019. Accordingly, there are limited fina
investors to review. When evaluating this investment opportunity, investors should consider factors

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of WeHa Brewing & Roasting Company to make the pa
give you your money back, depends on a number of factors, including many beyond our control.

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption other various assumptions regarding operations. The validity and accuracy of these assumptions will over which WeHa Brewing & Roasting Company and the key persons will have no control. Changes in could significantly affect the forecasts. To the extent that the assumed events do not occur, the out projected outcomes. Consequently, there can be no assurance that the actual operating results will herein. Additionally, WeHa Brewing & Roasting Company is a newly established entity and therefore forecasts could be projected with.

The Company Might Need More Capital

WeHa Brewing & Roasting Company might need to raise more capital in the future to fund/expand op equipment, hire new team members, market its services, pay overhead and general administrative e There is no assurance that additional capital will be available when needed, or that it will be available interests as an investor. If WeHa Brewing & Roasting Company is unable to obtain additional funding delay its business plan or even cease operations altogether.

Subordination

The Notes shall be subordinated to all indebtedness of WeHa Brewing & Roasting Company to banks and equipment financing institutions, and/or other institutions regularly engaged in the business of l

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any

Payments and Return Are Unpredictable

Because your payments are based on the revenue of WeHa Brewing & Roasting Company, and the re Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if WeHa Brewing & Roasting Company fails to generate enough revenue, you could lose

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if WeHa significantly more successful than your initial expectations.

Changes in Economic Conditions Could Hurt WeHa Brewing & Roasting Company

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Reliance on Management

As a securities holder, you will not be able to participate in WeHa Brewing & Roasting Company's ma
any managerial decisions regarding WeHa Brewing & Roasting Company. Furthermore, if the founder
Brewing & Roasting Company were to leave WeHa Brewing & Roasting Company or become unable t
Company (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If ar
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

This information is provided by WeHa Brewing & Roasting Company. Mainvest never predicts or proje
reviewed or audited this information. For additional information, review the official Form C filing with
Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Michael H.Somerville, MA4 months ago

Any updates on what's going on? Is the brewery ready? Will we see the coffee sales in the revenue r

I supported this to help local small business thrive

Cody M.West Hartford, CT6 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you for your support William!

Melissa B.Springfield, MA6 months ago

I invested because I like to support locally owned businesses.

Cody M.West Hartford, CT6 months agoWeHa Brewing & Roasting Company Entrepreneur

Thanks Melissa! We appreciate your support!

MICHAEL S.Newington, CT6 months ago

#nice

Cody M.West Hartford, CT6 months agoWeHa Brewing & Roasting Company Entrepreneur

Thanks Michael!!

Jani D.West Hartford, CT6 months ago

I like investing in my own community. I look forward to visiting this new business!

Cody M.West Hartford, CT6 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you Jani! Can't wait to have you in for a coffee and/or beer!

Jeff D.Windsor, CT6 months ago

Local business!

Cody M.West Hartford, CT6 months agoWeHa Brewing & Roasting Company Entrepreneur

Thanks for your support Jeff!

John V.7 months ago

I think the concept will be well received in W. Hartford and has me interested. What size brewhouse

Thank you for the kind words and support Joe! We can't wait to have you in for a coffee and/or beer.

Michael E.Naugatuck, CT7 months ago

I invested as I believe this concept will thrive in WeHa. Also, as I was born and raised in CT, I'm excite

Cody M.West Hartford, CT7 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you Michael! We couldn't do any of this without the support of our community!

Patrick G.Windsor, CT7 months ago

I invested because I love coffee and beer and think WeHa is a great investment opportunity!

Cody M.West Hartford, CT7 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you for the support! We can't wait to have you in for a coffee and beer!

Clive D.CT7 months ago

Good day, Can you please provide information on your target market? How do you plan to sustain br
your choosing?

Cody M.West Hartford, CT7 months agoWeHa Brewing & Roasting Company Entrepreneur

Hi Clive! Can you email us at wehabrewingco@gmail.com? We can send you our business plan, which
marketing strategy.

Amir M.Berlin, CT7 months ago

How are you going to prevent a loss of revenue due to the Coronavirus Pandemic? Is there a possibi
2027?

Cody M.West Hartford, CT7 months agoWeHa Brewing & Roasting Company Entrepreneur

We anticipate that restrictions will be lifted when we open for business in spring 2021 but we have b
is still restrictions including increasing distribution and home delivery of beer and coffee. Yes you ca
revenue we generate each quarter the faster you will be paid back!

Brendan M.Ellington, CT7 months ago

Todd R.Bloomfield, CT7 months ago

Good luck!

Cody M.West Hartford, CT7 months agoWeHa Brewing & Roasting Company Entrepreneur

Thanks for the support Todd!

Mike F.8 months ago

I'm interested in investing, but would like a couple of questions answered. Do you have a location se
anticipated parking capacity, including any on-street parking? World I be eligible for the Perks Progr

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Hi Mike, thank you for your interest! We do have a location on Shield Street in West Hartford we are f
capacity is about 18 spaces on-site and then additionally we have secured parking spaces in the pla
Unfortunately, we already reached our limit of the first 10 investors to commit $1k. Feel free to email
you have any other questions.

Mike F.8 months ago

So the Perks Program and the Early Investment Program are one in the same?

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

They are different actually. There was one perk to make your own beer with us for the first 10 invest
investor was a higher multiple for the first $25k in investment. We have reached the limit on both of
but you still have the chance to invest until the end of our campaign. Thank you again for your intere

Stephen S.West Hartford, CT8 months ago

Excited about this opportunity & looking forward to welcoming them to WEHA!!!

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you Stephen! Look forward to having you in a for a coffee & beer!

Ambrose P.Corpus Christi, TX8 months ago

excellent!

but can you confirm under what Real Estate scenarios, investors would lose their investment? 2) For these small batch brews, just for investors, or are you planning to put them on tap for the public? Als "drink as much of it as you want". That sounds absolutely wonderful, but any additional clarity on tha

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Hi Chris - This is if for some reason our location fell through after committing the funds and starting the Make Your Own Beer Perk, it'll will be a 1 bbl batch but you can do with it as you please. If you w tap for the public, or send it your favorite bar/restaurant, it's up to you and can pick and choose how have any other questions. Cheers!

Todd T.West Hartford, CT8 months ago

Hi Cody - Is this investor perk still available? This sounded fun/interesting but could not tell if the firs or not.

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Hi Todd - Thank you for your interest! I just sent you an email back regarding the availability of the in

Vernon W.Cambridge, MA8 months ago

I invested because I like this business and their service, I also understand the long term goals they're

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you for your support Vernon!

michelle c.West Hartford, CT8 months ago

I think this is a great idea.

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Thank you Michelle! Your support means so much to us!

Lisa K.Washingtonville, NY8 months ago

We're so Incredibly happy to be part of this investment opportunity and supporting this small busine Cody.

Cody M.West Hartford, CT8 months agoWeHa Brewing & Roasting Company Entrepreneur

Hi Kyle! This is Cody, one of the co-founders, you can call me directly at 860-371-5096.

WeHa Brewing & Roasting Company isn't accepting investments right now, but is trying to get a sens
offering. You will not need to provide any money, and we won't be accepting money or selling securi
and you have no obligation to ultimately invest. All investments will must be done through Mainvest.o
be able to invest if you so choose.

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